Exhibit 99.1

NAYAX LTD
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2026
(Unaudited)

NAYAX LTD
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	June 30	December 31
	2026	2025
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	302,827	319,538
Restricted cash transferable to customers for processing activity	129,913	91,965
Short-term bank deposits	1,240	1,171
Receivables in respect of processing activity	58,245	47,865
Trade receivable, net	113,295	103,975
Inventory	30,088	28,594
Other current assets	47,076	27,056
Total current assets	682,684	620,164

NON-CURRENT ASSETS:
Long-term bank deposits	215	211
Other long-term assets	8,805	8,596
Right-of-use assets, net	8,295	8,911
Property and equipment, net	23,173	20,362
Goodwill and intangible assets, net	201,052	190,493
Deferred income tax assets	4,860	3,901
Total non-current assets	246,400	232,474
TOTAL ASSETS	929,084	852,638

The accompanying notes are an integral part of these financial statements.

NAYAX LTD
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	June 30	December 31
	2026	2025
	U.S. dollars in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	3,220	3,220
Current maturities of other long-term liabilities	5,567	5,538
Current maturities of leases liabilities	3,455	3,474
Payables in respect of processing activity	232,717	180,795
Trade payables	27,458	29,370
Other payables	49,349	52,021
Total current liabilities	321,766	274,418

NON-CURRENT LIABILITIES:
Long-term bank loans	8,855	10,465
Other long-term liabilities	3,626	9,329
Debentures	337,053	314,064
Lease liabilities	5,840	6,402
Deferred income taxes	6,563	6,945
Total non-current liabilities	361,937	347,205
TOTAL LIABILITIES	683,703	621,623

EQUITY:
Shareholders Equity:
Share capital	9	9
Additional paid in capital	245,823	242,759
Capital reserves	11,501	7,882
Accumulated deficit	(11,952)	(19,635)
TOTAL EQUITY	245,381	231,015
TOTAL LIABILITIES AND EQUITY	929,084	852,638

The accompanying notes are an integral part of these financial statements.

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

		Six months ended June 30		Three months ended June 30
		2026	2025	2026	2025
		U.S. dollars in thousands
	Note	(Excluding Profit per share data)

Revenues	4	229,446	176,699	122,590	95,589
Cost of revenues	5	(119,725)	(90,628)	(65,143)	(49,417)
Gross Profit		109,721	86,071	57,447	46,172

Research and development expenses		(18,610)	(14,884)	(10,614)	(7,732)
Selling, general and administrative expenses		(85,256)	(58,759)	(48,936)	(31,218)
Depreciation and amortization in respect of technology and capitalized development costs		(7,879)	(6,502)	(4,054)	(3,326)
Other income (expenses)		(493)	11,710	(493)	5,621
Share of losses of equity method investees		-	(226)	-	-
Operating Income (loss)		(2,517)	17,410	(6,650)	9,517

Financial Income		7,395	7,935	4,440	6,099
Financial Expense		(12,600)	(5,958)	(6,239)	(3,631)
Profit (loss) before taxes on income		(7,722)	19,387	(8,449)	11,985

Tax expenses		(1,115)	(579)	(1,668)	(333)
Profit (loss) for the period		(8,837)	18,808	(10,117)	11,652

Earnings (Loss) per share attributed to shareholders of the Company:
Basic earnings (loss) per share		(0.236)	0.511	(0.269)	0.316
Diluted earnings (loss) per share		(0.236)	0.498	(0.269)	0.308

The accompanying notes are an integral part of these financial statements.

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Six months ended June 30		Three months ended June 30
	2026	2025	2026	2025
	U.S. dollars in thousands
Profit (loss) for the period	(8,837)	18,808	(10,117)	11,652

Other comprehensive income (loss) for the period:
Items that may be reclassified to profit or loss:
Gain (loss) from translation of financial statements of foreign operations	(404)	529	(1,506)	(157)
Gain on cash flow hedges	4,023	2,033	5,561	3,104
Total other comprehensive income (loss) for the period	3,619	2,562	4,055	2,947
Total comprehensive income for the period	(5,218)	21,370	(6,062)	14,599

The accompanying notes are an integral part of these financial statements.

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Share capital	Additional paid in capital	Remeasurement of post-employment benefit obligations	Other capital reserves	Foreign currency translation reserve	Accumulated deficit	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2025 (audited)	9	220,715	463	9,973	(2,604)	(63,311)	165,245
Changes in the six months ended June 30, 2025:
Profit for the period	-	-	-	-	-	18,808	18,808
Issuance of warrants, net	-	5,706	-	-	-	-	5,706
Issuance of options due acquisition	-	1,222	-	-	-	-	1,222
Other comprehensive income for the period	-	-	-	2,033	529	-	2,562
Employee options exercised and vesting of RSUs	*	3,090	-	-	-	-	3,090
Share-based payment	-	-	-	-	-	4,854	4,854
Balance as of June 30, 2025 (unaudited)	9	230,733	463	12,006	(2,075)	(39,649)	201,487

Balance as of January 1, 2026 (audited)	9	242,759	516	10,391	(3,025)	(19,635)	231,015
Changes in the six months ended June 30, 2026:
Loss for the period	-	-	-	-	-	(8,837)	(8,837)
Other comprehensive income (loss) for the period	-	-	-	4,023	(404)	-	3,619
Employee options exercised and vesting of RSUs	*	3,064	-	-	-	-	3,064
Share-based payment	-	-	-	-	-	16,520	16,520
Balance as of June 30, 2026 (unaudited)	9	245,823	516	14,414	(3,429)	(11,952)	245,381

(*) Presents an amount less than $1 thousand.

The accompanying notes are an integral part of these financial statements.

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Share capital	Additional paid in capital	Remeasurement of post-employment benefit obligations	Other capital reserves	Foreign currency translation reserve	Accumulated deficit	Total equity
	U.S. dollars in thousands

Balance as of March 31, 2025 (unaudited)	9	227,571	463	8,902	(1,918)	(54,224)	180,803
Changes in the three months ended June 30, 2025:
Profit for the period	-	-	-	-	-	11,652	11,652
Issuance of options due acquisition	-	1,222	-	-	-	-	1,222
Other comprehensive income for the period	-	-	-	3,104	(157)	-	2,947
Employee options exercised and vesting of RSUs	*	1,940	-	-	-	-	1,940
Share-based payment	-	-	-	-	-	2,923	2,923
Balance as of June 30, 2025 (unaudited)	9	230,733	463	12,006	(2,075)	(39,649)	201,487

Balance as of March 31, 2026 (unaudited)	9	243,877	516	8,853	(1,923)	(15,956)	235,376
Changes in the three months ended June 30, 2026:
Loss for the period	-	-	-	-	-	(10,117)	(10,117)
Other comprehensive income (loss) for the period	-	-	-	5,561	(1,506)	-	4,055
Employee options exercised and vesting of RSUs	*	1,946	-	-	-	-	1,946
Share-based payment	-	-	-	-	-	14,121	14,121
Balance as of June 30, 2026 (unaudited)	9	245,823	516	14,414	(3,429)	(11,952)	245,381

(*) Presents an amount less than $1 thousand.

The accompanying notes are an integral part of these financial statements.

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six months ended June 30		Three months ended June 30
	2026	2025	2026	2025
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit (loss) for the period	(8,837)	18,808	(10,117)	11,652
Adjustments required to reflect the cash flow from operating activities (see Appendix A)	11,156	(4,573)	8,858	1,294
Net cash provided by (used in) operating activities	2,319	14,235	(1,259)	12,946

CASH FLOWS FROM INVESTING ACTIVITIES:
Capitalized development costs	(17,164)	(12,488)	(9,370)	(6,262)
Acquisition of property and equipment	(4,291)	(1,906)	(2,487)	(1,110)
Loans granted to related companies and others	808	(2,062)	579	(1,962)
Decrease (Increase) in bank deposits	-	9,006	-	(549)
Interest received	5,649	2,873	2,833	1,576
Investments in financial assets and other asset	(270)	(5,000)	-	(5,000)
Proceeds from sub-lessee	-	22	-	-
Payments for acquisitions of subsidiaries, net of cash acquired	-	(15,541)	-	(7,341)
Payment of deferred consideration and contingent consideration of subsidiary acquisition	(5,526)	(5,519)	(2,758)	(1,983)
Net cash used in investing activities	(20,794)	(30,615)	(11,203)	(22,631)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issue of debentures and warrants, net	-	132,941	-	-
Interest paid	(10,170)	(1,598)	(395)	(400)
Changes in short-term bank credit and short term loan	-	(26,000)	-	(774)
Repayment of long-term bank loans	(1,610)	(7,079)	(805)	(805)
Repayment of other long-term liabilities	-	(1,000)	-	-
Employee options exercised	3,156	2,680	1,812	1,484
Principal lease payments	(1,924)	(1,433)	(1,000)	(729)
Net cash provided by (used in) financing activities	(10,548)	98,511	(388)	(1,224)

Increase (Decrease) in cash and cash equivalents	(29,023)	82,131	(12,850)	(10,909)
Balance of cash and cash equivalents at beginning of period	319,538	83,130	304,745	176,763
Gains (losses) from exchange differences on cash and cash equivalents	11,437	6,889	12,026	6,605
Gains (losses) from translation of cash and cash equivalents of foreign operation	875	117	(1,094)	(192)
Balance of cash and cash equivalents at end of period	302,827	172,267	302,827	172,267

The accompanying notes are an integral part of these financial statements.

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six months ended June 30		Three months ended June 30
	2026	2025	2026	2025
	U.S. dollars in thousands
Appendix A – adjustments to reconcile net loss to net cash provided by operations:

Adjustments in respect of:
Depreciation and amortization	14,749	11,735	7,572	6,014
Post-employment benefit obligations, net	28	35	19	24
Deferred taxes	(1,523)	(1,072)	(299)	(381)
Finance expenses, net	4,378	3,681	107	5,143
Income from gaining control in subsidiary	-	(12,152)	-	(6,063)
Share of loss of equity method investee	-	226	-	-
Long-term deferred income	(963)	105	(217)	144
Expenses in respect of share-based compensation	14,647	4,295	12,395	2,512
Total adjustments	31,316	6,853	19,577	7,393

Changes in operating asset and liability items:
Increase in restricted cash transferable to customers for processing activity	(37,948)	(20,435)	(31,777)	(8,766)
Decrease (Increase) in receivables from processing activity	(10,380)	(35,347)	14,875	(15,895)
Increase in trade receivables	(9,355)	(4,295)	(12,687)	(5,693)
Increase in other current assets	(8,559)	(2,448)	(6,208)	(2,704)
Increase in inventory	(1,241)	(2,498)	(1,311)	(1,714)
Increase in payables in respect of processing activity	51,922	57,212	15,967	25,689
Increase (Decrease) in trade payables	(2,109)	(7,690)	5,216	(1,309)
Increase (Decrease) in other payables	(2,490)	4,075	5,206	4,293
Total changes in operating asset and liability items	(20,160)	(11,426)	(10,719)	(6,099)
Total adjustments required to reflect the cash flow from operating activities	11,156	(4,573)	8,858	1,294

Appendix B – Information regarding investing and financing activities not involving cash flows:

Purchase of property and equipment on credit	197	154	-	39
Recognition of right-of-use assets through lease liabilities	1,221	-	1,093	-
Share based payments costs attributed to development activities, capitalized as intangible assets	1,873	559	1,726	411

The accompanying notes are an integral part of these financial statements.

NAYAX LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

a.
Nayax Ltd. (hereafter – the “Company”) was incorporated in January 2005. The Company provides processing and software as a service (SaaS) business operations solutions via a global platform. The Company is marketing its POS devices and SaaS solutions it develops in more than 120 countries worldwide through subsidiaries (the Company and the subsidiaries, hereafter – the “Group”) and through local distributors.

The Company is a public entity and its shares are being traded on the Tel Aviv Stock Exchange (TASE) since May 2021. On September 21, 2022, Company's Ordinary Shares were listed on the Nasdaq Global Select Market under the symbol NYAX. As of that date, the Company is dual listed on Nasdaq and the TASE.

b.
These condensed consolidated interim financial statements were approved by the Board of Directors on August 6, 2026, and should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “2025 Annual Report”) filed with the Securities and Exchange Commission (the “SEC”) on March 9, 2026.

NOTE 2 - BASIS OF PREPARATION OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

a.
The unaudited condensed consolidated interim consolidated financial statements of the Company as of June 30, 2026, and for the six-months and three-months interim periods ended on that date (hereinafter: "the Condensed Interim Financial Information") have been prepared in accordance with International Accounting Standard IAS 34, “Interim Financial Reporting”. These Condensed Consolidated Interim Financial Statements, that are unaudited, do not include all the information and disclosures that would otherwise be required in a complete set of annual financial statements and should be read in conjunction with the annual financial statements as of December 31, 2025, and their accompanying notes, which have been prepared in accordance with IFRSR Accounting Standards as published by the International Accounting Standards Board (“IASB”). The results of the Group and in the six -months and three-months periods ended June 30, 2026, do not necessarily provide indication of the results that can be expected in the year ended December 31, 2026.

b.	Estimates and judgments

The preparation of the Condensed Interim Financial Information requires management to exercise judgment and use significant accounting estimates and assumptions. These affect the application of the Group's accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ materially from these estimates. In preparing these Condensed Interim Financial Information, the significant accounting judgments and the uncertainties associated with key sources of estimates are consistent with those in the consolidated annual financial statements for the year ended December 31, 2025.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies and calculation methods that have been applied in the preparation of the Condensed Interim Financial Information are consistent with those used in the preparation of the Group's 2025 annual Consolidated Financial Statements.

F-11

NAYAX LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - REVENUES

	Six months ended June 30		Three months ended June 30
	2026	2025	2026	2025
	(Unaudited)
	U.S. dollars in thousands

Revenues from the sale of integrated POS devices	62,498	43,790	34,912	24,899
Recurring revenue:
SaaS revenue	65,334	52,982	33,769	27,625
Payment processing fee	101,614	79,927	53,909	43,065
	166,948	132,909	87,678	70,690
Total	229,446	176,699	122,590	95,589

NOTE 5 - COST OF REVENUES

	Six months ended June 30		Three months ended June 30
	2026	2025	2026	2025
	(Unaudited)
	U.S. dollars in thousands

Cost of integrated POS devices sales	43,546	27,505	25,098	16,082
Cost of recurring revenue:
Cost of services	15,386	13,235	7,973	7,117
Cost of processing	60,793	49,888	32,072	26,218
	76,179	63,123	40,045	33,335
Total	119,725	90,628	65,143	49,417

F-12

NAYAX LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - FINANCIAL INSTRUMENTS

a.	Fair Value Measurement:

The Company measures certain financial instruments and non-financial assets at fair value on a recurring or non-recurring basis in accordance with IFRS 13. The fair value hierarchy categorizes the inputs used in valuation techniques into three levels, as defined below:

•	Level 1: Quoted prices in active markets for identical assets or liabilities.
•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
•	Level 3: Inputs for the asset or liability that are not based on observable market data.

The following table shows the fair value hierarchy of financial instruments measured at fair value as of June 30, 2026:

Assets	Level 2	Level 3	Total
January 1, 2026	7,226	-	7,226
Changes in fair value	11,542	-	11,542
June 30, 2026	18,768	-	18,768

Liabilities	Level 2	Level 3	Total
January 1, 2026	-	(8,365)	(8,365)
Changes in fair value	-	(446)	(446)
Settlements	-	2,768	2,768
June 30, 2026	-	(6,043)	(6,043)

•	As of June 30, 2026, the balance of Level 2 assets includes amounts related to hedging.
•	As of June 30, 2026, the balance of Level 3 liabilities includes contingent consideration liability related to VM and RPI earnout.

For each level, the following key assumptions were applied:

•
Level 2: The fair value of Level 2 instruments is derived using observable inputs, including interest rates, yield curves, credit spreads, and foreign exchange rates. Valuation techniques such as discounted cash flow models, Black and Scholes and comparable market transactions are utilized, with inputs obtained from reputable market data sources.

•
Level 3: Instruments classified under Level 3 are valued using models that incorporate significant unobservable inputs. These may include company's assumptions regarding future cash flows, discount rates, market liquidity, and counterparty credit risk. The valuation process involves management judgment, and sensitivity analyses are conducted to assess the impact of changes in key assumptions.

F-13

NAYAX LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - FINANCIAL INSTRUMENTS (continued)

b.	Fair value of financial assets and financial liabilities

The carrying amounts of the Company's financial assets and financial liabilities, other than the Company's publicly traded debentures, reasonably approximate their fair value.

The fair value of the Company's publicly traded debentures was approximately $356.3 million as of June 30,2026, based on quoted market prices in an active market.

NOTE 7 - PROFIT (LOSS) PER SHARE

a.	Basic

Profit (Loss) per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of ordinary shares in issue (in thousands excluding loss per share data):

	Six months ended on June 30		Three months ended June 30
	2026	2025	2026	2025
Profit (Loss) for the period attributed to holders of ordinary shares (US Dollars in thousands)	(8,837)	18,808	(10,117)	11,652
Weighted average of number of ordinary shares in issue (in thousands)	37,434	36,814	37,575	36,913
Basic profit (Loss) per ordinary share (in dollars)	(0.236)	0.511	(0.269)	0.316

F-14

NAYAX LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - PROFIT (LOSS) PER SHARE (continued)

b.	Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of outstanding shares while including potential ordinary shares with dilutive effect:

	Six months ended on June 30		Three months ended June 30
	2026	2025	2026	2025
Profit (Loss) for the period attributed to holders of ordinary shares (US Dollars in thousands)	(8,837)	18,808	(10,117)	11,652
Weighted average number of ordinary shares issued and used for the calculation of basic earnings per share (US Dollars in thoudands)	37,434	36,814	37,575	36,913
Adjustment for weighted average number of additional shares from exercise of options and RSUs (in thousands)	0	984	0	873
Weighted average number of shares for calculation of diluted earnings per share (in thousands)	37,434	37,798	37,575	37,786
Diluted profit (Loss) per ordinary share (in dollars)	(0.236)	0.498	(0.269)	0.308

NOTE 8 - EVENTS DURING THE REPORTING PERIOD

1.	Share-based payment

1.
On May 10, 2026, the Company granted 201,698 RSUs to employees of the Company and its subsidiaries which will be vested as follows: an initial vesting of 116,598 RSUs will occur 20 days after the grant date, 85,000 RSUs will vest annually on March 15, over a period of 4 years (21,250 per year) and the remaining will vest 20% on December 17, 2026, with an additional 5% vesting every 90 days thereafter.

2.
On May 27, 2026, the Company granted 129,277 RSUs and 320,000 PSUs to employees of the Company and its subsidiaries, subject to final determination and agreement by the Company and each employee with regards to award quantity and individual performance conditions. 25,500 RSUs will vest 30 days after the grant date, 71,500 RSUs will vest annually on March 15, over a period of 4 years (17,875 per year), 30,000 RSUs will vest annually on March 15, over a period of 5 years (6,000 per year), and 2,277 RSUs will vest over 4 years, 25% vesting after the first year and the remaining balance vesting in equal installments of 6.25% every 90 days thereafter. 167,000 of the PSUs vest over 5 years period (33,400 per year), subject to the achievement of specific annual Company performance targets, and 153,000 of the PSUs vesting, subject to achievement of certain strategic Company targets in 2028. Assuming maximum achievement of all performance and strategic targets, the Company expects to recognize approximately $25 million of stock-based compensation expense in the consolidated statements of profit or loss over the respective vesting periods.

3.
On June 11, 2026, the Company granted equity awards to employees of the Company and its subsidiaries, comprising of 4,336 ESOPs which will vest over 4 years (25% after year one, then 6.25% every 90 days); 1,438 ESOPs will vest after 30 days, 3,552 ESOPs will vest over a period of 3 years (every 90 days 296 units); 3,000 PSUs will vest over 5 years, subject to achievement of that year's company annual targets, and 106,667 RSUs, out of which 105,425 units will vest over 4 years (25% after year one, then 6.25% every 90 days) and an additional 1,242 units will vest over 4 years from the grant date, with 25% vesting on January, 2027.

F-15

NAYAX LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - EVENTS DURING THE REPORTING PERIOD (continued)

1.	Share-based payment (continued)

4.	CEO and CTO Service Agreement

a.
Under the Revised Service Agreements, both Mr. Nechmad (CEO, through Yair Nechmad Ltd.) and Mr. Ben Avi (CTO, through David Ben Avi Ltd.) will each provide management services to the Company on identical terms, in exchange for: (a) a grant of 810,086 options, granted on May 19, 2026, each exercisable into one ordinary share, vesting in equal parts over a three-year period from May 6, 2028 to May 6, 2031; and (b) reimbursement of various expenses.

b.
The Options (for both the CEO and CTO) vest based on two cumulative conditions: (a) time- one-third vests each year of the three-year period; and (b) share price performance- if the Company's Nasdaq share price stays below $120 ("Floor Price") throughout a given year, no options vest that year; if it reaches $240 or more ("Maximum Price") at any point, the full annual tranche vests; and if the price is between $120-$240, vesting is calculated on a linear basis between those two thresholds.

c.
The valuation was estimated via Monte Carlo simulation, the standard method when no deterministic approach exists. The fair value of the options was estimated based on the following assumptions: a share price of $67, an exercise price of $70.22, an expected option life of 5 years, a risk-free interest rate of 0.0408, an average standard deviation of 0.4389. The company estimated the total value of the benefit at approximately $4,930 thousand for each of the CEO and CTO grants.

d.	As a result of these grants, an expense of $693 thousand was recognized under general and administrative expenses in this quarter.

Allotment date	Share price	Exercise price	Expected option life	Risk-free interest rate	Average standard deviation (**)	Grant date fair value
May 10, 2026 - RSU	$72	-	-	-	-	$72
May 19, 2026 - ESOP	$67	$70.22	5	0.0408	0.4389	$6.08	(***)
May 27, 2026 – RSU/PSU	$74.31	-	-	-	-	$74.31
June 11, 2026 - RSU/PSU	$66.33	-	-	-	-	$66.33
June 11, 2026 – ESOP	$66.33	$69.27	3.61	0.0412	0.4805	$25.61
June 11, 2026 – ESOP	$66.33	$0.01	3.12	0.0367	0.4667	$66.33

(**) The Average standard deviation was determined based on historical volatility of the company.

(***) The grant-date fair value has been calculated incorporating the probability of achieving the relevant tranche

In respect of employees and officers in Israel, all plans described above are supposed to be managed under the rules of the capital option, as set out in Section 102 of the Income Tax Ordinance. The allotments to Israelis who are not employees are subject to Section 3(i) to the Income Tax Ordinance.

Overseas employees and service providers are subject to tax laws in their respective countries.

F-16

NAYAX LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - EVENTS DURING THE REPORTING PERIOD (continued)

2.	Information Security Incident
As previously disclosed, the Company’s investigation into the cybersecurity incident remains ongoing. While the investigation has identified that certain information was accessed and exfiltrated, the Company has not been able to determine with sufficient certainty the precise scope, volume or complete contents of the information involved.

The information potentially affected may include copies of scanned documents, business-related information and payment transaction records. To date, the Company has been able to confirm with certainty that the material exfiltrated included one scanned driving license, 24 payment transaction records that did not contain directly identifying personal information, and 25 payment-card records showing only the card scheme identifier and the final digits of the card number. No CVV values, full cardholder names or identification numbers were visible in the material reviewed. These findings should not be interpreted as establishing the full scope or contents of the information accessed or exfiltrated.

Based on the Company’s systems and data-retention practices, payment transaction records generally do not contain sensitive payment authentication data, such as CVV values, identification information or other authentication credentials. In addition, a significant proportion of the relevant transactions were conducted using digital wallets, including Apple Pay and Google Pay, where payment credentials are represented by tokenized values rather than the underlying card credentials.

Based on the investigation completed to date, the Company has found no evidence that customer safeguarded funds were accessed or affected, and no unauthorized access to the accounts holding such funds has been identified.

The Company's system review and technical remediation activities have been completed, and the Company's systems have been cleared and based on its investigation to date, confirmed to be free of unauthorized access. The Company's production environment and core systems have not been impacted.

The Company continues to assess the nature and scope of the affected information and will provide further updates if and when material additional information becomes available

NOTE 9 - SUBSEQUENT EVENTS

Amendment to deferred consideration and contingent Liability - Nayax Brazil Acquisition

On July 1, 2026, the Company's Brazilian subsidiary, together with Nayax Ltd. as guarantor, entered into agreement with the sellers of its Brazilian operating entity (acquired in 2024 - VM TECNOLOGIA LTDA).

Under the amendment, the parties agreed to replace all remaining contingent and deferred payment obligations, through a single fixed cash payment of approximately BRL 35 million (approximately $6.8 million). As a result, no further amounts or Nayax Ltd. shares will be issued due to the sellers in respect of these obligations.

During the third quarter of 2026, the Company expects to recognize approximately $4.5 million as acceleration of future expenses in profit and loss.